FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                            29 January 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Declaration sent to the London Stock Exchange on 29 January 2003


DAVID CHANCE - DISCLOSURE OF DIRECTOR'S DETAILS

mmO2 plc announced on 21 January 2003 that Mr David Chance was appointed to the mmO2 plc Board as an additional Non-Executive Director.

The following notification is provided as per Paragraphs 16.4 and 16.5 of Chapter 16 of the UKLA Listing Rules

16.4 (a)                   Sunderland plc

                           Granada Media Public Limited Company

                           Granada plc


16.4 (b)                   None


Should you require any further information please contact :


Robert Harwood

Assistant Secretary

mmO2  plc


Telephone: 01753 628200


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 29 January 2003                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary